

September 20, 2012

Dr. Yuval Cohen
President
Morria Biopharmaceuticals PLC
53 Davies Street
London W1K 5JH
United Kingdom

> **Re:** **Morria Biopharmaceuticals PLC**
> **Registration Statement on Form 20-F**
> **Filed August 31, 2012**
> **File No. 000-54749**

Dear Dr. Cohen:

We have reviewed your registration statement and your correspondence dated August 31, 2012 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 6. Directors, Senior Management and Employees

B. Compensation

Employment and Consulting Agreements, page 83

1. We note your response to our prior comment 9. Please expand your disclosure to note that the Executive Service Agreement between Dr. Bondi and the Company was written in accordance with English Law, and despite certain terms in the agreement, was intended to be an independent contractor /relationship and not an employment agreement. In addition, please disclose that you intend to amend the Executive Service Agreement to reflect your independent contractor relationship and provide the material terms of that relationship.

<u>Item 19, Exhibits, page 126</u>

2. We note your response to prior comment 14. Please be advised that if you intend to redact any portion of a material agreement, you are required to apply for confidential treatment pursuant to Staff Legal Bulletin No.1. Please advise us whether you intend to submit a confidential treatment application or, alternatively, please amend your registration statement to include the complete schedules with this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (2020) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Jeffrey Schultz, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017